Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.; Fyffes plc

Filer’s Commission File No.: 001-01550

Date: March 10, 2014

ChiquitaFyffes: A Leading Global Produce Company

Combination Creates No. 1 Banana Company Globally

Stock Ticker	NYSE: CQB	ESM: FFY ID: AIM: FFY LN
Headquarters	Charlotte, NC	Dublin, Ireland
2013 Annual Revenues	$3,057 million	$1,502 million[1]
Brands	• Chiquita® Bananas • Chiquita® Pineapples • Fresh Express Salads • Chiquita® Bites	• Fyffes® Bananas • Fyffes® Pineapples • Fyffes® Melons • Sol® Melons
Key Locations	• North America • Europe • Latin America	• Europe • United States • Central and South America • Asia
Management	• Edward Lonergan: President & CEO • Brian Kocher: EVP & COO • Rick Frier: EVP, CFO • James Thompson: EVP & Chief Legal Officer • Kevin Holland: EVP & Chief People Officer • Manuel Rodriguez: CRO	• David McCann: Chairman • Coen Bos: COO • Tom Murphy: Finance Director
Employees	20,000	12,000
Transaction Terms

•     Combined equity value of the transaction is approximately $1.07 billion

•     Combined revenues of approximately $4.6 billion

•     Targeting $40 million in annualized cost synergies by the end of 2016

•     All stock transaction; Chiquita shareholders expected to own ~50.7% and Fyffes shareholders expected to own ~49.3% of the combined company

•     Chiquita and Fyffes brands to be maintained

•     Company will be listed on New York Stock Exchange and domiciled in Ireland

•     Transaction expected to close before end of 2014

Leadership of Combined Company

•     Ed Lonergan to serve as Chairman

•     David McCann to serve as CEO

•     Board of the new company will reflect an equal combination of directors from both companies and one mutually agreed upon Director

•     Key executives located in Charlotte, North Carolina and Dublin, Ireland

1 Includes share of revenue of Fyffes JV’s of $342m

Safe Harbor Statement

This presentation contains certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the Combination may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of Companies in Ireland and available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Important Additional Information and Disclosures

The directors of Chiquita accept responsibility for the information contained in this presentation other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this presentation relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this presentation for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Important Additional Information will be filed with the SEC

ChiquitaFyffes plc (“ChiquitaFyffes”) will file with the SEC a registration statement on Form S-4 that will include the Proxy Statement of Chiquita that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 S Caldwell St, Charlotte, North Carolina, 28202 or by calling (908) 636-5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes by contacting Seamus Keenan, Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling +353-1-887-2700.

PARTICIPANTS IN THE SOLICITATION

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2012, which was published on March 6, 2013. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus described above and other relevant materials to be filed with the SEC when they become available.

NO PROFIT FORECAST / ASSET VALUATIONS / BASIS OF SYNERGIES

This presentation should be read in conjunction with the full text of the joint announcement issued by Chiquita and Fyffes on 10 March 2014 announcing the proposed Combination (the “Rule 2.5 Announcement”). The Rule 2.5 Announcement has been published on a regulatory information service and will also be available on Chiquita’s website (www.chiquita.com) and Fyffes website (www.fyffes.com). The Rule 2.5 Announcement sets out the Conditions to the implementation of the Combination.

The bases and assumptions for the statements of synergies are set out in Appendix I to the Rule 2.5 Announcement. The Rule 2.5 Announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in the Rule 2.5 Announcement in accordance with Rule 19.3(b) of the Irish Takeover Rules.

Neither the synergy statements nor any statement that the Combination is earnings accretive nor any other statement in this presentation should be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in 2015, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period. No statement in this presentation constitutes an asset valuation.